

August 18, 2014

<u>Via E-mail</u>
C. Malcolm Holland, III
Chairman and Chief Executive Officer
Veritex Holdings, Inc.
8214 Westchester Drive, Suite 400
Dallas, Texas 75225

> **Re: Veritex Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted on July 22, 2014**
> **CIK No. 0001501570**

Dear Mr. Holland:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please revise your next submission to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

3. Please provide a consent from your independent accountant in your next pre-effective amendment.

Prospectus Cover Page

4. Confirm that no distribution of the Prospectus will be made until the number of shares is included.

Prospectus Summary

5. Please revise the disclosure under "Acquisitions" to state whether or not there are any current plans, arrangements and/or understandings to make any material acquisitions.

6. In order to provide investors with a more balanced picture of your growth history and challenges, briefly discuss the relatively unseasoned nature of your loan portfolio. In addition, briefly discuss the growth for the last full fiscal year and the growth during the interim period through the most recent practicable date.

7. Disclose the percentage of shares held by insiders and SunTx Vertex before and after the offering.

8. Revise the summary to add a subsection disclosing the registration rights.

9. Revise the summary to add a subsection disclosing the arrangement with SunTx for board representation.

Use of Proceeds, page 36

10. We note the disclosure here and in the summary that proceeds may be used for future acquisitions. Revise both here and in the summary section, as appropriate, to provide specific, detailed disclosure on the use of proceeds for any current or future acquisitions and to quantify the amounts that may be used for each purpose. If there are no current plans, understandings or arrangements, please clarify. If proceeds may be used to redeem the Series C preferred stock, please disclose. In addition, disclose how much of the proceeds will be retained at the holding company level. See Item 504 of Regulation S-K.

Business
Lending Activities, page 46

11. Please state which loan types are at higher risk and the particular risks of each loan type.

Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan Losses, page F-60

12. We note your disclosure on page F-62 that certain TDRs are not considered impaired "Of the four loans restructured during the year ended December 31, 2013, three are performing as agreed to the modified terms and one is considered impaired…" Please tell us whether you measure credit impairment on all TDRs (not just those currently classified as TDRs) using the guidance in ASC 310-10. If so, please revise your accounting policy accordingly. If not, please tell us why and quantify the impact on your financial statements at December 31, 2013, December 31, 2012 and March 31, 2014 if you had measured credit impairment for these loans using this guidance.

13. As a related matter, please tell us if the allowance for loan loss and recorded investment for all TDRs (not just those currently classified as TDRs) is included in the "loans individually evaluated for impairment" line item in the ASC 310-10-50-11B(g) and (h) disclosures on pages F64 –F66. If so, please revise your footnote accordingly. If not, please tell us how you determined the disclosure complies with the referenced guidance.

Part II

Exhibits

14. Please provide all exhibits with your next amendment to facilitate the staff's review.

General Closing Comments

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact, William Schroeder, Staff Accountant, at 202-551-3294 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services